FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 7, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A publicly traded company

tax payer n° 01.838.723/0001-27

ANNOUNCEMENT TO THE MARKET

BRF – Brasil Foods (“BRF” – BM&FBovespa: BRFS3; NYSE: BRFS) S.A. informs the market that a plenary meeting of the Brazilian antitrust regulator, CADE, held today assessed the terms of an agreement negotiated between it and BRF to establish the rules under which the ownership of the pork assets of Doux, given in guarantee to BRF in 2011, as disclosure in note 6.4 of Financial Statements released on 03/22/12, may be legally transferred to third parties or to BRF, through the extrajudicial auction process foreseen in Act 9.514/1997 (fiduciary lien law). This agreement was necessary to allow BRF to execute the guarantees given by Doux as collateral for advances provided by BRF and which have not been settled by Doux.

This same agreement establishes the limits for the use of the referred assets by BRF and also authorizes the Company to take all measures necessary to recover the advances made to Doux in 2011 which appeared in the company´s balance sheet.

In conclusion, BRF wishes to make it clear that there will be no initial impact on its balance sheet as a result of this agreement and that it will keep the market informed on the next developments related to this matter.

São Paulo, November 07, 2012.

Leopoldo Viriato Saboya

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 7, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director